FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca completes sale of interest in Advanta BV”, dated 02 September 2004.

2.	Press release entitled, “FDA Advisory Committee recommends further data to support approval of AstraZeneca’s Oral Anticoagulant Exanta™ (Ximelagatran)”, dated 13 September 2004.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 September 2004.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 September 2004.

5.	Press release entitled, “New indications for Nexium® in healing and prevention of NSAID-Associated Ulcers”, dated 16 September 2004.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 September 2004.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 September 2004.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 September 2004.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 September 2004.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 September 2004.

11.	Press release entitled, “Dealings by Directors Companies Act 1985 Sections 324/329”, dated 23 September 2004.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 September 2004.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 September 2004.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 September 2004.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 September 2004.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 September 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 October 2004	By: /s/

Name: G H R Musker
Title: Secretary & Solicitor

Item 1

AstraZeneca completes sale of interest in Advanta BV

Following its earlier announcement in May, AstraZeneca PLC confirmed today that together with its joint venture partner, Royal Cosun, it has completed the sale of Advanta BV to Syngenta.

An exceptional gain of around $220 million on the sale of its 50 per cent interest will be included in AstraZeneca’s third quarter and nine months results announcement for 2004.

2 September 2004

Media Enquiries:
Chris Major +44 207 304 5028
Steve Brown +44 207 304 5033
Edel McCaffrey +44 207 304 5034

Investor Enquiries:
Mina Blair-Robinson +44 207 304 5084
Jonathan Hunt +44 207 304 5087

Item 2

FDA ADVISORY COMMITTEE RECOMMENDS FURTHER DATA
TO SUPPORT APPROVAL OF ASTRAZENECA’S
ORAL ANTICOAGULANT EXANTA™ (XIMELAGATRAN)

AstraZeneca today announced that the Cardiovascular and Renal Drugs Advisory Committee to the US FDA has advised that more data is needed to support the approval of the oral anticoagulant Exanta™ (ximelagatran).

Despite the Committee members' recognition of the need for a new oral therapy to complement warfarin in the treatment of thrombotic disorders, the Committee advised that the indications for the prevention of strokes in patients with atrial fibrillation (AF), for the prevention of blood clots in patients undergoing knee replacement surgery, and for the long term secondary prevention of blood clots following standard treatment of a clot, should not be recommended on present data.

Sir Tom McKillop, Chief Executive of AstraZeneca, said “We are disappointed with the outcome of the Advisory Committee, particularly for patients who need an effective alternative therapy to warfarin, the only existing oral anticoagulant. We will now continue our discussions with the FDA on a way forward for Exanta.”

Exanta is an investigational oral direct thrombin inhibitor (oral DTI) and is poised to be the first oral anticoagulant since the development of warfarin more than 50 years ago. More than 30,000 patients in over 25 countries have participated in the clinical trial programme for Exanta to date, with more than 17,000 patients receiving Exanta. Exanta was studied as a fixed, oral dose with no titration or coagulation monitoring.

13 September 2004

Media Enquiries:
Steve Brown +44 207 304 5033
Edel McCaffrey +44 207 304 5034

Investor Enquiries:
Jonathan Hunt +44 207 304 5087
Mina Blair-Robinson +44 207 304 5084

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 September 2004, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2306 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,665,340,800.

G H R Musker
Company Secretary
14 September 2004

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 September 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2351 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,664,940,800.

G H R Musker
Company Secretary
15 September 2004

Item 5

NEW INDICATIONS FOR NEXIUM®
IN HEALING AND PREVENTION OF NSAID-ASSOCIATED ULCERS

AstraZeneca today announced that the Mutual Recognition Procedure (MRP) for new indications for Nexium® (esomeprazole) has been successfully finalised. The new indications are for the healing of gastric ulcers and, for patients at risk, the prevention of gastric and duodenal ulcers, associated with non-steroidal anti-inflammatory drug (NSAID) therapy. The company is now awaiting individual national approvals.

Nexium® is proven to be fast and effective in healing gastric ulcers in patients taking NSAIDs, including COX-2 selective NSAIDs. In addition, it is proven to be effective in preventing gastric and duodenal ulcers associated with all NSAIDs, including COX-2 selective NSAIDs.

Approximately 30 million people worldwide take NSAIDs on a daily basis to reduce inflammation and alleviate pain and they are the gold standard treatment for the majority of arthritic diseases and for treating chronic pain. However all NSAIDs carry a risk of upper GI side-effects, placing a significant burden on patients, the medical profession and the healthcare system.

It has been estimated that 15 to more than 40 per cent of NSAID users experience upper GI symptoms such as dyspepsia, abdominal pain, heartburn and nausea and as many as 15 to 30 per cent of long-term NSAID users develop peptic ulcers. A major concern with NSAID use is the life-threatening risk of peptic ulcer complications, such as bleeding and perforation.

Nexium® is an established treatment for gastroesophageal reflux disease (GERD). GERD is a common condition that can significantly impair quality of life. It is characterised by reflux of gastric acid from the stomach into the esophagus, causing upper GI symptoms such as heartburn and acid reflux. Erosive esophagitis (inflammation of the esophagus) is often present.

Nexium® belongs to the class of drugs, proton pump inhibitors (PPIs). PPIs work by blocking the production of gastric acid which can irritate the lining of your esophagus, stomach and duodenum (the top end of your small intestine).

1

Effective control of gastric acid secretion is a key factor in the management of GERD and NSAID-associated upper GI side-effects. Nexium® has been shown to provide more effective control of gastric acid secretion than all other PPIs. It works by deactivating the proton (acid) pumps that produce stomach acid. This reduces the amount of acid that is in the stomach, helping to treat heartburn and other symptoms of GERD.

Regulatory applications for the use of Nexium® for the healing of NSAID-associated gastric ulcers and prevention of NSAID-associated gastric and duodenal ulcers in patients at risk, were submitted in the US and other global markets earlier this year. Discussions with these regulatory authorities are ongoing and further approvals are anticipated in the coming months.

During the first half of 2004, Nexium® worldwide sales increased by 20 per cent to $1,826 million. Nexium® has been launched in 89 countries and in sales terms, is the world’s fastest growing PPI treatment on an annual basis.

16 September 2004

Media Enquiries:
Edel McCaffrey, Tel:+44 (0) 207 304 5034
Steve Brown Tel: +44 207 (0) 304 5033

Investor Enquiries:
Mina Blair-Robinson Tel: +44 (0) 207 304 5084
Jonathan Hunt Tel: +44 (0) 207 304 5087

2

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 September 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2342 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,664,540,800.

G H R Musker
Company Secretary
17 September 2004

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 September 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2341 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,664,040,800.

G H R Musker
Company Secretary
20 September 2004

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 September 2004, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2321 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,663,290,800.

G H R Musker
Company Secretary
21 September 2004

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 September 2004, it purchased for cancellation 450,000 ordinary shares of AstraZeneca PLC at a price of 2342 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,662,840,800.

G H R Musker
Company Secretary
22 September 2004

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 September 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2371 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,662,340,800.

G H R Musker
Company Secretary
23 September 2004

Item 11

DEALINGS BY DIRECTORS
COMPANIES ACT 1985 SECTIONS 324/329

WE HEREBY INFORM YOU THAT ON 23 SEPTEMBER 2004, MR J R SYMONDS, A DIRECTOR OF ASTRAZENECA PLC WAS GRANTED AN OPTION UNDER THE COMPANY'S SAVINGS RELATED SHARE OPTION PLAN. THE OPTION IS EXERCISABLE OVER THE COMPANY'S USD0.25 ORDINARY SHARES.

NAME OF DIRECTOR	NUMBER OF ADDITIONAL SHARES UNDER OPTION	EXERCISE PRICE PER SHARE	PERIOD WHEN EXERCISABLE	TOTAL NUMBER OF SHARES UNDER OPTION

J R SYMONDS	418	2262P	01.12.07-31.05.08	252,855

G H R Musker
Company Secretary
23 September 2004

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 September 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2359 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,661,940,800.

G H R Musker
Company Secretary
24 September 2004

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 September 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2344 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,661,540,800.

G H R Musker
Company Secretary
27 September 2004

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 September 2004, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2317 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,661,040,800.

G H R Musker
Company Secretary
28 September 2004

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 September 2004, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2303 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,660,340,800.

G H R Musker
Company Secretary
29 September 2004

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 September 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2292 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,659,940,800.

G H R Musker
Company Secretary
30 September 2004